Exhibit 99.9

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of HudBay Minerals Inc. (the “Registrant”) on Form 40-F for the period ended December 31, 2013, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David S. Bryson, Chief Financial Officer of the Registrant, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

March 31, 2014

/s/ David S. Bryson
David S. Bryson
Chief Financial Officer
(Principal Financial Officer)